September 22, 2011

Via EDGAR and Overnight Delivery

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:         ZST Digital Networks, Inc.
Form 10-K for fiscal year ended December 31, 2010 - Filed March 4, 2011
Form 10-Q for the period ended March 31, 2011 - Filed May 11, 2011
Form 10-Q for the period ended June 30, 2011 - Filed August 11, 2011
File No. 001-34488

On behalf of ZST Digital Networks, Inc., a Delaware corporation (the “Company”), the undersigned is hereby providing the Company’s responses to the Securities and Exchange Commission (the “Commission”) comment letter dated August 16, 2011. The Company’s responses to the Staff’s comment letter, below, are in identical numerical sequence to the Commission comment letter, and each comment is repeated verbatim with the Company’s response immediately following.

The Company is concurrently filing with this response letter Amendment No. 2 on Form 10-K/A (“Form 10-K Amendment No. 2”) to the Form 10-K for the year ended December 31, 2010 that was originally filed with the Commission on March 4, 2011, as amended by Amendment No. 1 on Form 10-K/A filed on August 2, 2011. In addition, the Company is concurrently filing with this response letter Amendment No. 1 on Form 10-Q/A (“Form 10-Q Amendment No. 1”) to the Form 10-Q for the period ended June 30, 2011 that was originally filed with the Commission on August 11, 2011.

We are also forwarding to you courtesy copies of this letter, in addition to the Form 10-K Amendment No. 2 and the Form 10-Q Amendment No. 1, each in a clean and marked version to show changes from previously filed version, respectively.

Form 10-K for fiscal year ended December 31, 2010, as amended August 2, 2011

General

1.
Comment: We note your revised disclosure provided in response to comment one in our letter dated July 5, 2011. Please also include disclosure regarding why there were apparently material differences between the financial information reported in your PRC State Administration of Industry and Commerce (SAIC) reports and your Securities and Exchange Commission periodic filings in 2008 and 2009, whether the financial information was materially different in 2010, and whether you anticipate materially different financial information to be reported under both regulatory schemes in the future. Please address the purpose of the SAIC reports and also discuss whether the financial information provided in your SAIC reports is required to be audited and was in fact audited.

Larry Spirgel
September 22, 2011

Response: As one of its primary functions, the PRC State Administration of Industry and Commerce, or SAIC and its local branches, are responsible for the annual inspection of the business licenses of PRC domestic companies and foreign invested enterprises established in China. In connection with its annual inspection, the SAIC or its local branch, as applicable, requires these companies to file an annual inspection report, and to submit financial statements as supplemental documentation. The SAIC’s Notice on Strengthening and Improving the Annual Inspection of Enterprises, or Notice 33, provides that an audit report must be filed together with the annual inspection report if the company is:

•	an “one-person limited liability company”,
•	public joint stock company;
•	a company engaged in financing, securities and futures business;
•	a foreign-invested company;
•
a company engaged in the business operations of insurance, venture capital investment, capital verification, appraisal, guarantee, real estate brokerage, entry-exit boundary agency, services assignment agency or enterprise registration agency;

•	a company whose registered capital has not been fully paid; or
•	a company committed violation of relevant laws regarding capital contribution within the past three years.

The Enterprises Annual Inspection Regulations in the PRC stipulate that the SAIC’s or its local branch’s focus in its review of these financial reports shall be on payment and authenticity of a company’s registered capital, as a primary factor of such company’s legal existence and good standing. As a result, the filing of these financial reports with the SAIC is often viewed generally as an administrative function.

Zhengzhou ZST was converted from a domestic company to a foreign-invested company in 2008. However, the local AIC did not require Zhengzhou ZST to provide audited reports when it conducted its annual inspections for 2010, 2009 and 2008, and thus our SAIC reports for 2010, 2009 and 2008 do not comply with the requirements under Notice 33. According to our PRC counsel, the relevant laws do not provide for consequences of failure to provide audited report in an annual inspection which a company has passed. However, it is required that the information provided in the annual inspection report be genuine and accurate.  In the event a company has false statements or omissions in its reports, such company may be required to revise these reports to provide accurate information and may be subject to fines from RMB10,000 to RMB50,000 (approximately US$1,600 to US$7,800) per filed SAIC report; if the discrepancies are material, in some instances the company’s business license may be revoked. Certain financial reports filed with the SAIC for fiscal 2009 and 2008 contain information materially different from the consolidated financial reports filed with the SEC. However, the Company believes that the likelihood of imposition of a penalty in connection with these financial reports filed with the SAIC is low and, even if imposed, would be deemed immaterial.

Larry Spirgel
September 22, 2011

Following the filing of the 2009 SAIC report, the Company enhanced the procedures it follows with regard to SAIC financial report filings, so that there would be no material differences with the financial statements filed with the SEC. We do not believe that the financial information contained in our 2010 SAIC report is materially different from the financial information contained in our audited SEC filings, and we do not anticipate that the financial information reported under both regulatory schemes will be materially different in the future.

We have added provided additional risk factor disclosure in the Form 10-K Amendment No. 2 related to the foregoing matters.

Form 10-Q for the period ended June 30, 2011

Note 2 – Summary of Accounting Policies

Multiple Deliverable, page 8

2.
Comment: We note your disclosure that you have committed to pay China Unicom for the renewal subscription for your customers. Tell us in detail how you have accounted for this commitment. Also, tell us if you record these revenues on a gross or net basis and provide us with the details of your evaluation of the appropriate accounting treatment. Provide us with the details of your and China Unicom’s obligations under the agreements. Further, you disclose in Note 3 on page 15 that the renewal fee is 20% of the renewal subscription fee to be received from your customers. We assume that this 20% fee would be consistent with the current year services. Therefore, tell us why your cost of goods sold in relation to these services is so low.

Response: We respectfully note your comments and supplementally inform you that the subscription expenses paid to China Unicom for customers were accounted for as operating cost. During the first year of contract, no subscription expense is required to be paid and no cost is recognized. When the contract is renewed and subscription expense is paid in subsequent years, the amount paid is amortized within the service period. We have considered spreading the first year’s free expense through the whole contract life, but it is not possible to estimate contract life currently; since the commercial GPS business is a new business and we do not have any operating history to follow. Based on such consideration, we do not record any subscription expense during the first year of service.

The revenue for commercial GPS service is recorded on a gross basis and subscription expense paid to China Unicom is recorded as cost of service. According to ASC 605 50-45-3, if free service is provided to customers, the consideration of the service shall be characterized as an expense. In our case, we pay subscription expense to China Unicom and provide free service to our customers; we account cost of service as an expense.

Larry Spirgel
September 22, 2011

As noted, our agreement with China Unicom is that for the first year of service contract, there is no fee obligation owed to China Unicom. Subsequent to the first year, we are required to make a payment to China Unicom for every traffic card issued, where one traffic card is required per vehicle subscriber. Currently, the rate we pay China Unicom accounts for approximately 20% of the yearly service fee we receive from the subscriber in the second year of the contract. As a result, the Company’s gross margin for each continuing GPS service customer will decrease after the first year because of the Company’s required payment to China Unicom after the first year of each customer’s contract.

The reason why cost of goods sold in relation to these services is low is because in the first year of the contract, there is no service fee paid to China Unicom. As a result, gross margin for the first year of contract tends to be higher. In the second year of the contract, approximately 20% yearly service fee is paid to China Unicom, as a result gross margin will decrease in the second year as compared to the first year. Also, since our commercial GPS business was started in the 4Q09 and the majority of the revenue generated in 2011 in the commercial GPS business was signed in 2011 and in their first year of service. As mentioned before in the first year of service, there is no service fees are being charged, therefore, cost of goods in relation to services are lower in the first year compared to the second year.

Note 3 – Accounts Receivables, page 15

3.
Comment: We note your aging disclosures for accountings receivables with a 10% hold back. Further, we note disclosure on page 44 of the Form 10-K/A filed August 2, 2011 that you typically provide 30-90 day credit terms. Please tell us how you have determined that these receivables are collectable.

Response: We respectfully note your comments and supplementally inform you that for accounts receivables, the 10% hold back policy only apply to IPTV Set-top boxes. As stated in the disclosure on page 44 of the Amendment No. 1 to the Form 10-K/A filed on August 2, 2011, we typically provide 30-90 day credit terms for cable-related products (both IPTV Set-top boxes and digital network equipment). Historically, for the 10% hold back, the Company is able to collect the amount one year subsequent the IPTV Set-top boxes contract is signed and that is also when the time-frame for the 10% hold back expires. In this case, the 10% hold-back receivables are deemed as collectable.

For further details for the aging accounts receivable breakdowns and the 10% hold back, please see Note 3, page 15 of Form 10-Q for the period ended June 30, 2011 filed with the Commission on August 11, 2011.

Results of Operations, page 26

Comparison of Three months Ended June 30, 2010 and 2011, page 26

4.
Comment: We note your response and the disclosure provided in response to comment 15 in our letter dated July 5, 2011. Please revise your disclosure related to your service agreement with China Unicom to include the full disclosure provided in your response to comment 15 and noted in your response letter dated August 2, 2011.

Larry Spirgel
September 22, 2011

Response: We respectfully note your comment and have expanded the disclosures to conform to our response to comment 15 in our letter dated August 2, 2011.

Item 1. Legal Proceedings, page 34

5.
Comment: Please provide specific disclosure related to the allegations against you and your current officers and directors regarding alleged false and misleading statements and failure to disclose material facts about your business and prospects in violation of the Federal securities laws. Provide the basis for these claims and identify your current officers and directors subject to the allegations.

Response: We respectfully note your comment and have revised the disclosures to provide additional information regarding the specific allegations of the lawsuit, in addition to the purported basis for these claims and our officers and directors subject to the allegations.

On behalf of the Company, the undersigned hereby confirms and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information, please contact our securities legal counsel, K&L Gates LLP, attention Anh Q. Tran, Esq., by phone at (310) 552-5083, by facsimile at (310) 552-5007, or by e-mail at anh.tran@klgates.com.

Sincerely,

/s/ Zhong Bo

Zhong Bo
Chairman of the Board and
Chief Executive Officer

cc:          Michael Henderson, Staff Accountant, Commission
Anh Q. Tran, K&L Gates